SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

lee enterprises, incorporated
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 523768909
(CUSIP Number) Harris Kupperman c/o Praetorian Capital Management LLC, investment adviser to Praetorian Capital Fund LLC 330 Mangrove Thicket Blvd. Ponte Vedra, FL 32081
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) November 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1                  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768909	13D	Page 2 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Praetorian Capital Fund LLC EIN# 83-2673762
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization Delaware
number of shares	7.	sole voting power	0
beneficially owned by	8.	shared voting power	353,721
each reporting	9.	sole dispositive power	0
person with:	10.	shared dispositive power	353,721
11.	aggregate amount beneficially owned by each reporting person	353,721
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	6.01%
14.	type of reporting person (See Instructions) OO

CUSIP No. 523768909	13D	Page 3 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Praetorian Capital Management LLC EIN# 13-4223355
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	citizenship or place of organization Delaware
number of shares	7.	sole voting power	353,721
beneficially owned by	8.	shared voting power	76,279
each reporting	9.	sole dispositive power	353,721
person with:	10.	shared dispositive power	76,279
11.	aggregate amount beneficially owned by each reporting person	430,000
12.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
13.	percent of class represented by amount in row (9)	7.31%
14.	type of reporting person (See Instructions) IA

CUSIP No. 523768909	13D	Page 4 of 8 Pages

ITEM 1. Security and Issuer

(a)	The name of the issuer is Lee Enterprises, Incorporated (LEE) (the “Issuer”).
(b)	The address of the Issuer’s principal executive offices is 4600 East 53rd Street Davenport, IA 52807.

This Schedule 13D (the “Schedule”) relates to the common stock (“Common Stock”), of the Issuer.

ITEM 2. Identity and Background

This Schedule is being filed with respect to the Common Stock of the Issuer which are beneficially owned by the following reporting persons:

(i)	Praetorian Capital Fund LLC (the “Fund”), and
(ii)	Praetorian Capital Management LLC (the “Adviser”) (together with the Fund, the “Reporting Persons”).

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Fund is a Delaware limited liability company. The principal business of the Fund is investing in securities. The business address of the Fund is 330 Mangrove Thicket Blvd., Ponte Vedra, Florida 32081. During the last five years, neither the Fund nor its managing member has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Adviser is a Delaware limited liability company. The principal business of the Adviser is acting as an investment adviser for investment funds. The business address of the Adviser is 330 Mangrove Thicket Blvd., Ponte Vedra, Florida 32081. During the last five years, neither the Adviser nor its managing member has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Harris Kupperman is a citizen of the United States of America. Mr. Kupperman is the managing member and 100% owner of the Adviser. Mr. Kupperman also serves as the managing member and the sole trader for the Fund.

ITEM 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have purchased, in a series of open market transactions, an aggregate of 353,721 shares of common stock, $0.01 par value (“Common Stock”) of the Issuer, for a total consideration of $9,095,329.57, derived from the Fund’s working capital. The Adviser also has an understanding with a private third-party with respect to shared voting, purchase and disposition of 76,279 shares of Common Stock.

CUSIP No. 523768909	13D	Page 5 of 8 Pages

ITEM 4. Purpose of Transaction

The Reporting Persons purchased securities of the Issuer in the ordinary course of business. Such securities are held for investment purposes.

Each Reporting Person expects to continuously review such persons investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of Issuer Common Stock.

On December 8, 2021, Mr. Kupperman submitted a letter to the board of directors of the Issuer regarding the takeover proposal by Alden Global Capital, LLC issued on November 22, 2021. The letter is reproduced in its entirety below:

“To the Board of Directors at Lee Enterprises, Inc;

I am the CIO of two unaffiliated entities that own a combined total of 430,000 shares of Lee Enterprises, Inc (“LEE”) representing approximately 7.31% of the outstanding shares of LEE, which makes me the company’s second largest shareholder. I am writing to you regarding the recently announced proposal by Alden Global Capital, LLC (“Alden”) to acquire LEE for $24 per share, along with responding to the December 3rd press release by LEE stating that “Lee’s Board of Directors is evaluating Alden’s proposal to determine the course of action that it believes is in the best interests of the Company and Lee shareholders.”

Let me be blunt. I simply do not understand what needs to be evaluated here. Alden’s proposed purchase price is clearly insufficient and opportunistic, grossly undervaluing the business. Furthermore, their proposal comes precisely as the digital business transformation gains momentum, dramatically unlocking value for long-suffering shareholders. In order to save the company a fortune in investment banker and advisory fees, I want to state in the clearest possible way that I emphatically refuse to tender any shares at $24, nor will I tender any shares at a price even remotely close to today’s price. Additionally, I intend to retain legal counsel and protect my investor’s rights should the Board agree to sell the company at a price that I deem to be insufficient.

CUSIP No. 523768909	13D	Page 6 of 8 Pages

I believe the shares are worth north of $100 today and likely worth a few hundred each if the digital transformation continues at the current pace. The only reason that the shares trade where they do, is that investors have yet to realize that while the traditional print newspaper business slowly declines, the digital business has been growing rapidly, becoming an increasingly substantial percentage of the total business. Based on third quarter, 2021 numbers, LEE’s digital business grew revenue by 48.3% over the prior year, with digital subscriber count growing by 50.5%. A full 33.4% of the company’s revenue and almost half of the company’s adjusted EBITDA now comes from this rapidly growing digital business. I believe that by 2023, approximately half of revenue and two-thirds of adjusted EBITDA will come from the digital business.

LEE has produced Trailing Twelve Month (TTM) Adjusted EBITDA of $116.2 million and this is despite the effects of COVID on the local marketing business and before the full synergies of the BH Media merger could be realized. I believe the company can earn north of $150 million of Adjusted EBITDA in 2023 and if LEE traded at 15 times Enterprise Value (EV) to Adjusted EBITDA (adjusted for debt paydown), it would still trade at a discount to more dominant papers like the New York Times (NYT) at approximately 20 times EV/EBITDA, yet trade for north of $300 per share. Even then, it may be undervalued compared to almost all other rapidly growing, digitally native, subscription businesses.

Lest you think that I am delusional to think the shares are worth many times today’s price, I find it fascinating that J. Carlo Cannell, the Managing Member of Cannell Capital LLC, the Company’s largest shareholder pegs the value of LEE at $205 per share in the 13D issued on August 31, 2021, then uses 3 pages to explain why he believes the shares are worth $250 per share in the attached “Cannell Capital Investment Thesis on Lee Enterprises, Inc.” You now have your two largest shareholders, representing approximately 15.51% of the company explicitly telling you that the Alden offer is light by roughly a zero.

In summary, I recognize that the Board of LEE have a fiduciary responsibility to go through the motions, hire bankers and ensure that the company doesn’t get sued. However, the time has now come to reject this inadequate offer so management can re-focus their attention on growing the digital business.

Sincerely,

Harris Kupperman”

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) The Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 353,721 shares of Common Stock as of December 6, 2021, which represent 6.01% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 353,721

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 353,721

CUSIP No. 523768909	13D	Page 7 of 8 Pages

The Adviser may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 430,000 shares of Common Stock as of November 21, 2021, which represent 7.31% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 353,721

(ii) Shared power to vote or direct vote: 76,279

(iii) Sole power to dispose of or direct the disposition: 353,721

(iv) Shared power to dispose of or direct the disposition: 76,279

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be the aggregate of (i) 5,888,983, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c)  Other than as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d)  The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 353,721 shares of Common Stock held in their accounts. The private third-party with whom the Adviser has an arrangement for shared voting rights has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 76,279 shares of Common Stock held in their accounts.

(e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Praetorian Capital Management LLC, the investment adviser to Praetorian Capital Fund LLC, controls the shares owned by Praetorian Capital Fund LLC. Praetorian Capital Management LLC have an understanding with a private third-party with respect to shared voting, purchase and disposition of 76,279 shares of Common Stock held by such third-party.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated December 8, 2021

Exhibit 2 – Letter from Harris Kupperman to the Board of the Issuer, dated December 7, 2021

CUSIP No. 523768909	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021
PRAETORIAN CAPITAL FUND LLC
By: Praetorian Capital Management LLC, its investment adviser

	By:	/s/ Harris Kupperman
Name: Harris Kupperman
Title: Owner

PRAETORIAN CAPITAL MANAGEMENT LLC

	By:	/s/ Harris Kupperman
Name: Harris Kupperman
Title: Owner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.